April 11, 2017

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:

Wilson K. Lee

Senior Staff Accountant

Re:

Kimco Realty Corporation

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed February 27, 2017

File No. 001-10899

Dear Mr. Lee:

This letter sets forth the response of Kimco Realty Corporation (the “Company”) to the comment letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by email on March 30, 2017, relating to the Company’s Form 10-K for the year ended December 31, 2016, filed with the Commission on February 27, 2017 (the “2016 Form 10-K”). For your convenience, we have set forth each of the Staff’s original comments immediately preceding our response.

Form 10-K for the year ended December 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations, pages 30 and 31

1.

In arriving at FFO and FFO as adjusted, you start with Net income available to common shareholders. In future filings, please characterize FFO and FFO as adjusted as FFO available to common shareholders and FFO available to common shareholders as adjusted, respectively.

Response

In response to the Staff's comment, in our future filings we will characterize FFO and FFO as adjusted as FFO available to common shareholders and FFO available to common shareholders as adjusted, respectively.

Financial Statements

Note 10. Variable Interest Entities, page 67

2.

Please tell us and revise future filings to provide qualitative information about the relationships between the assets and associated liabilities of your variable interest entities (VIE). For example, if the VIE’s assets can be used only to settle specific obligations of the VIE, you should disclose qualitative information about the nature of the restrictions on those assets. In addition, please clarify if creditors of your consolidated VIE have recourse or no recourse to you as the primary beneficiary. Reference is made to paragraph 810-10-50-14(a) and (b) of the Financial Accounting Standards Codification (ASC). To the extent restrictions exist on VIE assets and VIE liabilities are non-recourse, please revise future filings to conform to the presentation outlined within paragraph 810-10-45-25 of the ASC.

Response

The Company has 23 consolidated VIEs, for which it is the primary beneficiary. All liabilities of these VIEs are non-recourse to the Company. Two of these VIEs were established to develop, and are currently developing, real estate properties to hold as long-term investments. The remaining 21 VIEs own and operate real estate property. Of the 23 VIEs, 19 are unencumbered by mortgage debt. In addition, assets of these 19 VIEs are not restricted for use to settle only the obligations of the VIEs.  The remaining four VIEs are encumbered by third party non-recourse mortgage debt.  The assets associated with these four VIEs are collateral under the mortgages and are therefore restricted and can only be used to settle the corresponding liabilities of the VIE.

In future filings, the Company will provide qualitative disclosure about such relationships between the assets and liabilities of its VIEs. Additionally, in future filings, the Company will, to the extent restrictions exist on VIE assets and VIE liabilities are non-recourse, include the required disclosure in accordance with paragraph 810-10-45-25 of the ASC on the Company’s Consolidated Balance Sheets for the amounts of restricted assets and non-recourse liabilities, when deemed material.

*   *   *

Should you have any questions or require further clarification with regard to our responses, please feel free to contact me directly at (516) 869-7290.

Very truly yours,

/s/ Glenn G. Cohen

Glenn G. Cohen

Executive Vice President, Chief

Financial Officer and Treasurer

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